Mail Stop 3561

March 15, 2007

Via Fax & U.S. Mail

Mr. Xu Jie Bo
  Chief Financial Officer
CHINA SOUTHERN AIRLINES COMPANY LIMITED
278 Ji Chang Road
Guangzhou
The People's Republic of China 510405

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-14660**

Dear Mr. Xu:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief